UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-39305

Dada Nexus Limited

(Translation of registrant’s name into English)

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒ Form 40-F  ☐

Dada Announces Findings of Independent Review

Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand retail and delivery platform, today announced the results of the previously disclosed independent review led by the audit committee of its board of directors (the “Audit Committee”) regarding certain suspicious practices that were identified during its routine internal audit.

The Independent Review

As previously disclosed by the Company in its Form 6-K filed on January 8, 2024, the Audit Committee, with the assistance of independent professional advisers, initiated an independent review of certain suspicious practices that were identified during a routine internal audit by the Company and that might cast doubt on certain revenues from the Company’s online advertising and marketing services in 2023 (the “Independent Review”). The independent professional advisers consisted of a leading international law firm and forensic accounting experts from an international consulting firm that is not the Company’s auditor (the “Investigation Team”).

The Independent Review is now substantially complete. With the Company’s full cooperation, the Independent Review undertook investigative steps and performed procedures that the Audit Committee and the above-mentioned independent professional advisers, in their professional judgment, considered necessary and sufficient to investigate the issues as outlined below in the summary of findings, including, but not limited to, review of documents and data from Company personnel, including certain members of senior management (such as review of emails and other electronic files and communications); interviews of Company personnel, including certain members of senior management and relevant third parties; and analysis and testing of the Company’s relevant transactions and books and records.

Summary of Findings of the Independent Review

The following is a summary of the principal findings of the Independent Review as of the date hereof. Unless otherwise indicated, the Independent Review covered the full calendar year 2023 to correspond to the time period of the questionable transactions that were identified by the Company’s routine internal audit. Based on the Investigation Team’s findings, the Independent Review also reviewed transactions during the fourth quarter of 2022 (“the full calendar year 2023” and “the fourth quarter of 2022”— together, the “Review Period”).

The Independent Review identified certain online advertising and marketing services transactions during the Review Period that were conducted primarily to meet revenue targets. These transactions involved payments from certain upstream customers and disbursements of cash funds to certain downstream vendors of virtually identical amounts that lacked any apparent business substance, were not supported by credible documents, business records or other evidence, and, in certain cases, involved customers and vendors with undisclosed connections. While managerial oversight could be enhanced, and certain management-level executives should have followed up on the indicia of suspicion that had come to their attention, the Independent Review did not uncover any direct evidence that Company management-level executives, including its President and former Chief Financial Officer, orchestrated the aforementioned transactions.  As a result of these transactions, certain revenues and associated costs were overstated in the Company’s past financial statements. Specifically, the Company’s net revenues were overstated by approximately RMB69 million in the fourth quarter of 2022, RMB40 million in the first quarter of 2023, RMB214 million in the second quarter of 2023, and RMB245 million in the third quarter of 2023, respectively. The Company’s operations and support costs were overstated by approximately RMB70 million in the fourth quarter of 2022, RMB42 million in the first quarter of 2023, RMB214 million in the second quarter of 2023, and RMB250 million in the third quarter of 2023, respectively.

The Company’s Remedial Measures in Response to Independent Review

Having considered the findings of the Independent Review, the Company has decided to correct certain information where necessary and appropriate, including reversing the overstated net revenues of approximately RMB40 million in the first quarter of 2023, RMB214 million in the second quarter of 2023, and RMB245 million in the third quarter of 2023, respectively, and associated operations and support costs in the relevant past earnings releases. The Company is in the process of revising its previously issued unaudited financial information for the first three quarters of fiscal year 2023, and finalizing its unaudited condensed consolidated financial statements for the fourth quarter and fiscal year 2023. Investors must exercise caution when using the Company’s previously issued unaudited financial information for the first three quarters of fiscal year 2023. The Company does not expect to make any corrections to the previously issued unaudited/audited consolidated financial statements prior to fiscal year 2023, as the issues that were the subject of the Independent Review did not have a material impact on those earlier financial statements.

In addition, the Company, with input from the Audit Committee and the above-described independent professional advisers, has prepared a remediation plan in response to the Independent Review, including but not limited to (i) terminating, requesting the resignation of, or giving disciplinary warnings to employees found to have engaged in misconduct and/or who failed to adhere to the Company’s policies or otherwise meet expectations; (ii) terminating contracts with suppliers and customers implicated in the relevant transactions; (iii) enhancement of the Company’s internal policies, systems and controls, and record-keeping; and (iv) conducting additional trainings for Company employees regarding the issues identified in the Independent Review. The Company has already begun the process of implementing the remediation plan.

Responses to SEC and Nasdaq

The Securities & Exchange Commission’s (“SEC”) Division of Enforcement and the Nasdaq’s Listing Qualifications Department have sought the production of certain documents and information related to the “suspicious practices” referenced in the Company’s Form 6-K filed on January 8, 2024. The Company is cooperating with the SEC and Nasdaq in accordance with the relevant laws and regulations of China and the United States, but cannot predict the timing, outcome, or consequences of these investigations or inquiries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dada Nexus Limited

	By:	/s/ Henry Jun Mao
	Name:	Henry Jun Mao
	Title:	Chief Financial Officer

Date: March 5, 2024